Exhibit 99.1

                                  LACLEDE GAS COMPANY
                                 STATEMENTS OF INCOME
                                      (UNAUDITED)


                                                                Three Months Ended
                                                                   December 31,
(Thousands)                                                      2003          2002
                                                                ------        ------
Operating Revenues:
  Utility                                                     $ 261,350     $ 217,165
  Other                                                             632           650
                                                           ---------------------------
      Total Operating Revenues                                  261,982       217,815
                                                           ---------------------------

Operating Expenses:
  Utility
    Natural and propane gas                                     175,275       133,843
    Other operation expenses                                     29,483        31,324
    Maintenance                                                   4,429         4,444
    Depreciation and amortization                                 5,658         5,493
    Taxes, other than income taxes                               14,832        14,128
                                                           ---------------------------
      Total utility operating expenses                          229,677       189,232
  Other                                                             605           635
                                                           ---------------------------
      Total Operating Expenses                                  230,282       189,867
                                                           ---------------------------
Operating Income                                                 31,700        27,948
                                                           ---------------------------
Other Income and (Income Deductions) - Net                        1,420         1,043
                                                           ---------------------------
Interest Charges:
  Interest on long-term debt                                      4,814         5,205
  Other interest charges                                          1,082         1,124
                                                           ---------------------------
      Total Interest Charges                                      5,896         6,329
                                                           ---------------------------
Income Before Income Taxes                                       27,224        22,662
Income Tax Expense                                                9,868         8,064
                                                           ---------------------------
Net Income                                                       17,356        14,598
Dividends on Redeemable Preferred Stock                              16            16
                                                           ---------------------------
Earnings Applicable to Common Stock                           $  17,340     $  14,582
                                                           ===========================


See notes to financial statements.

                                          LACLEDE GAS COMPANY
                                             BALANCE SHEETS
                                              (UNAUDITED)

                                                                             Dec. 31,        Sept. 30,
                                                                               2003            2003
                                                                             --------        ---------
 (Thousands)

                        ASSETS
Utility Plant                                                               $1,039,469      $1,030,665
  Less:  Accumulated depreciation and amortization                             412,923         409,418
                                                                        -------------------------------
      Net Utility Plant                                                        626,546         621,247
                                                                        -------------------------------

Other Property and Investments                                                  29,282          27,898
                                                                        -------------------------------

Current Assets:
  Cash and cash equivalents                                                      3,301           2,907
  Accounts receivable:
       Gas customers - billed and unbilled                                     144,286          70,217
       Associated companies                                                     10,096           8,957
       Other                                                                    25,951           9,196
       Allowances for doubtful accounts                                         (5,490)         (6,839)
  Natural gas stored underground at LIFO cost                                  112,579         117,182
  Propane gas at FIFO cost                                                      17,027          17,132
  Materials, supplies, and merchandise at avg. cost                              4,842           3,995
  Derivative instrument assets                                                  11,259          10,838
  Deferred income taxes                                                          6,307           7,631
  Prepayments and other                                                          4,081           4,881
                                                                        -------------------------------
      Total Current Assets                                                     334,239         246,097
                                                                        -------------------------------

Deferred Charges:
  Prepaid pension cost                                                         107,117         109,445
  Regulatory assets                                                             93,225         103,807
  Other                                                                          5,578           4,515
                                                                        -------------------------------
      Total deferred charges                                                   205,920         217,767
                                                                        -------------------------------
Total Assets                                                                $1,195,987      $1,113,009
                                                                        ===============================



See notes to financial statements.


                                                   2



                                         LACLEDE GAS COMPANY
                                      BALANCE SHEETS (Continued)
                                             (UNAUDITED)


                                                                             Dec. 31,       Sept. 30,
                                                                               2003           2003
                                                                             --------       ---------
(Thousands, except share amounts)

                 CAPITALIZATION AND LIABILITIES
Capitalization:
  Common stock and Paid-in capital  (100 shares issued and
      outstanding)                                                         $   82,579      $   82,579
  Retained earnings                                                           200,443         189,507
  Accumulated other comprehensive loss                                           (582)           (582)
                                                                         -----------------------------
      Total common stock equity                                               282,440         271,504
  Redeemable preferred stock                                                    1,258           1,258
  Long-term debt (less sinking fund requirements)                             234,643         259,625
                                                                         -----------------------------
      Total Capitalization                                                    518,341         532,387
                                                                         -----------------------------

Current Liabilities:
  Notes payable                                                               265,585         218,200
  Notes payable - associated companies                                              -          11,540
  Accounts payable                                                             72,674          41,938
  Accounts payable - associated companies                                       9,206          10,303
  Advance customer billings                                                    12,287          15,361
  Current portion of long-term debt                                            25,000               -
  Taxes accrued                                                                18,072          16,287
  Unamortized purchased gas adjustment                                          3,017           5,865
  Other                                                                        34,230          34,344
                                                                         -----------------------------
      Total Current Liabilities                                               440,071         353,838
                                                                         -----------------------------

Deferred Credits and Other Liabilities:
  Deferred income taxes                                                       180,268         177,957
  Unamortized investment tax credits                                            5,240           5,316
  Pension and postretirement benefit costs                                     22,814          20,973
  Regulatory liabilities                                                        6,375             582
  Other                                                                        22,878          21,956
                                                                         -----------------------------
      Total Deferred Credits and Other Liabilities                            237,575         226,784
                                                                         -----------------------------
Total Capitalization and Liabilities                                       $1,195,987      $1,113,009
                                                                         =============================



See notes to financial statements.

                                          LACLEDE GAS COMPANY
                                       STATEMENTS OF CASH FLOWS
                                              (UNAUDITED)

                                                                                 Three Months Ended
                                                                                    December 31,
                                                                                 2003           2002
                                                                                -------        -------
(Thousands)
Operating Activities:
 Net Income                                                                    $ 17,356       $ 14,598
 Adjustments to reconcile net income
  to net cash provided by (used in) operating activities:
    Depreciation and amortization                                                 5,661          5,502
    Deferred income taxes and investment
     tax credits                                                                  1,547          2,541
    Other - net                                                                     107            151
    Changes in assets and liabilities:
      Accounts receivable - net                                                 (93,312)       (81,143)
      Unamortized purchased gas adjustments                                      (2,848)        (6,097)
      Deferred purchased gas costs                                               19,588         (2,035)
      Advance customer billings - net                                            (3,074)       (13,473)
      Accounts payable                                                           29,639         37,283
      Taxes accrued                                                               1,785          2,419
      Natural gas stored underground                                              4,603         (1,491)
      Other assets and liabilities                                                2,335           (437)
                                                                          -----------------------------
          Net cash used in operating activities                                $(16,613)      $(42,182)
                                                                          -----------------------------

Investing Activities:
  Construction expenditures                                                     (11,212)       (11,426)
  Employee benefit trusts                                                        (1,439)          (530)
  Other investments                                                                 221            232
                                                                          -----------------------------
          Net cash used in investing activities                                $(12,430)      $(11,724)
                                                                          -----------------------------

Financing Activities:
  Issuance of short-term debt - net                                              35,845         62,171
  Dividends paid                                                                 (6,408)        (6,354)
                                                                          -----------------------------
          Net cash provided by financing activities                            $ 29,437       $ 55,817
                                                                          -----------------------------

Net Increase in Cash and Cash Equivalents                                      $    394       $  1,911
Cash and Cash Equivalents at Beginning of Period                                  2,907          1,317
                                                                          -----------------------------
Cash and Cash Equivalents at End of Period                                     $  3,301       $  3,228
                                                                          =============================

Supplemental Disclosure of Cash Paid (Refunded)
 During the Period for:
    Interest                                                                   $  8,465       $  8,802
    Income taxes                                                                    (20)        (4,371)


See notes to financial statements.

                             LACLEDE GAS COMPANY
                        NOTES TO FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         These notes are an integral part of the accompanying financial statements of Laclede Gas. In the opinion of Laclede Gas, this interim report includes all adjustments (consisting of only normal recurring accruals) necessary for the fair presentation of the results of operations for the periods presented. Certain prior-period amounts have been reclassified to conform to current-period presentation. This Form 10-Q should be read in conjunction with the Notes to Financial Statements contained in the Laclede Gas' Fiscal Year 2003 Form 10-K.
         Laclede Gas is a regulated natural gas distribution utility having a material seasonal cycle. As a result, these interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of succeeding quarters of the fiscal year. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season.
         REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on a monthly cycle billing basis. The Utility records its regulated gas distribution revenues from gas sales and transportation service on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amount of accrued unbilled revenue at December 31, 2003 and 2002, for the Utility, was $38.3 million and $27.0 million, respectively. After accrual of related gas cost expense, the accrued net pre-tax revenues at December 31, 2003 and 2002 were $8.8 million and $10.3 million, respectively. The amount of accrued unbilled revenue at September 30, 2003 was $8.9 million.
         BASIS OF CONSOLIDATION - In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas' balance sheet have not been eliminated from the Laclede Gas financial statements.
         Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates and are reflected in accounts receivable on Laclede Gas' Balance Sheet. Laclede Gas may also, on occasion, borrow funds from, or lend funds to, affiliated companies. At December 31, 2003, the Laclede Gas Balance Sheet reflected a total of $10.1 million of intercompany receivables and $9.2 million of intercompany payables.
         NEW ACCOUNTING STANDARDS - Financial Accounting Standards Board
(FASB) Interpretation No. 46 (Revised December 2003), "Consolidation of Variable Interest Entities," addresses consolidation of business enterprises of variable interest entities. Public entities shall apply this Interpretation to their interests in special purpose entities as of the first interim period ending after December 15, 2003. Application by public entities for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. Laclede Gas does not expect a material effect on its financial position or results of operations.
         In December 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provisions of this Statement do not change the measurement and recognition provisions of SFAS No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132(R) replaces SFAS No. 132, and requires certain additional disclosures that become effective for fiscal years ending after and interim periods beginning after December 15, 2003.

2.       INCOME TAXES

         Net provisions for income taxes were as follows during the periods set forth below:

                                         Three Months Ended
                                            December 31,
                                          2003        2002
                                          ----        ----
                                            (Thousands)
         Federal
           Current                      $ 7,128     $ 4,764
           Deferred                       1,342       2,141
         State and Local
           Current                        1,194         759
           Deferred                         204         400
                                     -----------------------
               Total                    $ 9,868     $ 8,064
                                     =======================



3.       INFORMATION BY OPERATING SEGMENT

         The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. Laclede Gas is a public utility engaged in the retail distribution of natural gas serving an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. The Non-Regulated Other segment includes the retail sale of gas appliances. There are no material intersegment revenues.

                                        Regulated
                                          Gas         Non-Regulated
         (Thousands)                  Distribution        Other          Eliminations  Consolidated
         -------------------------------------------------------------------------------------------
         Three Months Ended
         December 31, 2003
         -----------------
         Operating revenues            $  261,350         $  632           $    -      $  261,982
         Net income                        17,340             16                -          17,356
         Total assets                   1,194,498          1,489                -       1,195,987

         Three Months Ended
         December 31, 2002
         -----------------
         Operating revenues            $  217,165         $  650           $    -      $  217,815
         Net income                        14,589              9                -          14,598
         Total assets                   1,084,036          1,544                -       1,085,580


4.       COMMITMENTS AND CONTINGENCIES

         Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Company's financial position and results of operations. As these laws, regulations, and their interpretation evolve, however, additional costs may be incurred.
         With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of December 31, 2003, Laclede Gas has paid or reserved for these actions. If regulators require additional actions or assert additional claims, Laclede Gas will incur additional costs.

         Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in and is presently owned by the City of St. Louis, Missouri. The City of St. Louis has separately authorized a developer to prepare both a Remedial Action Plan
(RAP), for submission to the VCP, and a site development plan. Laclede Gas is engaged in ongoing meetings with the developer to determine what role, if any, it might play in these efforts. Laclede Gas continues to evaluate other options as well, including, but not limited to, the submission of its own RAP to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $650,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.
         Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' rates.
         Laclede Gas has been advised that a third former manufactured gas plant site may require remediation. Laclede Gas does not, and for many years has not, owned this site. At this time it is not clear whether Laclede Gas will incur any costs in connection with environmental investigations or remediation at the site, and if it does incur any costs, what the amount of those costs would be.
         While the scope of costs relative to the Shrewsbury site will not be significant, the scope of costs relative to the other sites is unknown and may be material. Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, since the scope of costs are unknown and may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.
         On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its customers in its November 2003 PGA filing. On June 19, 2003, Laclede Gas appealed the MoPSC's decision to the Cole County Circuit Court. On October 10, 2003, the Circuit Court issued an order staying the MoPSC's decision requiring Laclede Gas to flow through the $4.9 million to customers. Pursuant to the Stay Order, Laclede Gas is paying the $4.9 million into the Court's registry pending a final judicial determination of Laclede Gas' entitlement to such amounts. On November 5, 2003, the Circuit Court of Cole County, Missouri, issued its Order and Judgment vacating and setting aside the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. On December 5, 2003 the MoPSC appealed the Circuit Court's decision to the Missouri Western District Court of Appeals. Laclede Gas continues to believe in the merit of its position and intends to vigorously assert its position in the appeal. To the extent that a final decision in the Courts results in disallowance of the $4.9 million in pre-tax gains, it could have a material effect on the future financial position and results of operation of Laclede Gas.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

LACLEDE GAS COMPANY
-------------------

This management's discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management's view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek," and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

o        weather conditions and catastrophic events;
o        economic, competitive, political and regulatory conditions;
o legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
         o        allowed rates of return;
         o        incentive regulation;
         o        industry and rate structures;
         o        purchased gas adjustment provisions;
         o        franchise renewals;
         o        environmental or safety matters;
         o        taxes;
         o        accounting standards;
o        the results of litigation;
o retention, ability to attract, ability to collect from and conservation efforts of customers;
o capital and energy commodity market conditions including the ability to obtain funds for necessary capital expenditures and the terms and conditions imposed for obtaining sufficient gas supply; and
o        employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility's Financial Statements and the combined notes thereto.

LACLEDE GAS COMPANY

RESULTS OF OPERATIONS

Laclede Gas Company (Laclede Gas or the Utility) is regulated by the Missouri Public Service Commission (MoPSC) and serves the metropolitan St. Louis area and several other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates and in accordance with tariffs authorized by the MoPSC. The Utility's earnings are primarily generated by the sale of heating energy, which was historically heavily influenced by the weather. As part of the 2002 rate case settlement, the Utility initiated, effective November 9, 2002, an innovative weather mitigation rate design that lessens the impact of weather volatility on Laclede Gas customers during cold winters and is expected to stabilize the Utility's earnings in the future by recovering fixed costs more evenly during the heating season. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season. Due to the material seasonal cycle of Laclede Gas, the accompanying interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of succeeding quarters of the fiscal year.


Quarter Ended December 31, 2003
-------------------------------

Laclede Gas' net income for the quarter ended December 31, 2003 was $17.4 million, compared with $14.6 million reported for the same quarter last year. The year-to-year improvement in net income of $2.8 million was primarily attributable to the following factors, quantified on a pre-tax basis.


Increased Utility earnings were primarily due to:
o higher income from off-system sales and capacity release totaling $2.4 million resulting from favorable market conditions;
o lower operation and maintenance expenses totaling $1.9 million, primarily due to a lower provision for uncollectible accounts; and,
o the fully-implemented general rate increase totaling $.9 million effective November 9, 2002.

These factors were partially offset by the net effect totaling $1.3 million of lower system gas sales volumes (resulting from temperatures in Laclede Gas' service area that were 18% warmer than normal and 19% warmer than the same period last year) and the beneficial effect this year of the fully-implemented weather mitigation rate design. The magnitude of the effect of lower sales was smaller than would have previously been the case due to the impact of the fully-implemented weather mitigation rate design that produced higher margin revenue for the quarter ended December 31, 2003, compared with the same period last year.


Regulated Operating Revenues and Operating Expenses

Laclede Gas passes on to Utility customers (subject to prudence review) increases and decreases in the wholesale cost of natural gas in accordance with its Purchased Gas Adjustment (PGA) clause. The volatility of the wholesale natural gas market results in fluctuations from period to period in the recorded levels of, among other items, revenues and natural gas cost expense. Nevertheless, increases and decreases in the cost of gas associated with system gas sales volumes have no direct effect on net revenues and net income.

Regulated operating revenues for the quarter ended December 31, 2003 were $261.4 million, or $44.2 million greater than the same period last year. The increase was primarily attributable to higher PGA rates totaling approximately $41.2 million. Regulated operating revenues also increased, to a lesser extent, due to higher off-system sales and capacity release revenues amounting to $19.8 million and the effect of the general rate increase totaling $.9 million. These factors were partially offset by lower gas sales levels resulting from the warmer weather and other variations totaling $17.7 million. System therms sold and transported decreased by 37.3 million therms, or 11.4%, below the quarter ended December 31, 2002.

Regulated operating expenses for the quarter ended December 31, 2003 increased $40.4 million from the same quarter last year. Natural and propane gas expense increased $41.4 million above last year's level primarily attributable to higher rates charged by our suppliers and increased off-system gas expense, partially offset by lower volumes purchased for sendout. Other operation and maintenance expenses decreased $1.9 million, or 5.2%, primarily due to a lower provision for uncollectible accounts totaling $1.8 million, principally resulting from variations in write-offs experienced. Minor reductions in group insurance and distribution charges were partially offset by higher pension costs and increased charges for injuries and damages. Depreciation and amortization expense increased $.2 million primarily due to increased depreciable property. Taxes, other than income, increased $.7 million, or 5.0%, primarily due to higher gross receipts taxes (attributable to the increased revenues).


Interest Charges and Income Taxes

The $.4 million decrease in interest charges is primarily due to lower interest on long-term debt due to the May 2003 maturity of $25 million of 6 1/4% First Mortgage Bonds.

The increase in income taxes is primarily due to higher pre-tax income.


Regulatory Matters
------------------

Laclede Gas previously appealed the MoPSC's decision in its 1999 rate case relative to the calculation of its depreciation rates. The Circuit Court remanded the decision to the MoPSC based on inadequate findings of fact. The MoPSC upheld its previous order and Laclede Gas appealed this second order to the Circuit Court. In 2002, the Circuit Court ruled that the MoPSC's second order was lawful and reasonable, and Laclede Gas appealed the Circuit Court's decision to the Missouri Western District Court of Appeals. On March 4, 2003 the Court of Appeals issued an opinion remanding the decision to the MoPSC based on the MoPSC's failure to support and explain its decision with adequate findings of fact. In May 2003, the Court of Appeals rejected the MoPSC's request that the Court reconsider its opinion or transfer this matter to the Missouri Supreme Court.

On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its customers in its November 2003 PGA filing. On June 19, 2003, Laclede Gas appealed the MoPSC's decision to the Cole County Circuit Court. On October 10, 2003, the Circuit Court issued an order staying the MoPSC's decision requiring Laclede Gas to flow through the $4.9 million to customers. Pursuant to the Stay Order, Laclede Gas is paying the $4.9 million into the Court's registry pending a final judicial determination of Laclede Gas' entitlement to such amounts. On November 5, 2003, the Circuit Court of Cole County, Missouri, issued its Order and Judgment vacating and setting aside the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. On December 5, 2003 the MoPSC appealed the Circuit Court's decision to the Missouri Western District Court of Appeals. Laclede Gas continues to believe in the merit of its position and intends to vigorously assert its position in the appeal. To the extent that a final decision in the Courts results in disallowance of the $4.9 million in pre-tax gains, it could have a material effect on the future financial position and results of operation of the Laclede Gas.

Critical Accounting Policies
----------------------------

Our Discussion and Analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our consolidated financial statements:

         Allowances for doubtful accounts - Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors.

         Employee benefits and postretirement obligations - Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. The amount of expense recognized by the Utility is dependent on the regulatory treatment provided for such costs. Certain liabilities related to group medical benefits and workers' compensation claims, portions of which are self-insured and/or contain stop/loss coverage with third-party insurers to limit exposure, are established based on historical trends.

Laclede Gas accounts for its regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory process. We believe the following represent the more significant items recorded through the application of SFAS No. 71:

         The Utility's Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions and related carrying costs associated with the Utility's use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and liabilities that are recovered or refunded in a subsequent period.

         Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts for regulated companies, and will be reflected as income or loss for non-regulated companies. Also, pursuant to the direction of the MoPSC, Laclede Gas' provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. This method is consistent with the regulatory treatment prescribed by the MoPSC to depreciate the Utility's assets.


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

For further discussion of significant accounting policies, see the Notes to the Consolidated Financial Statements included in Laclede Gas' 10-K for the year ended September 30, 2003.


Accounting Pronouncements
-------------------------

Financial Accounting Standards Board (FASB) Interpretation No. 46 (Revised December 2003), "Consolidation of Variable Interest Entities," addresses consolidation of business enterprises of variable interest entities. Public entities shall apply this Interpretation to their interests in special purpose entities as of the first interim period ending after December 15, 2003. Application by public entities for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. Laclede Gas does not expect a material effect on its financial position or results of operations.

In December 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provisions of this Statement do not change the measurement and recognition provisions of SFAS No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132(R) replaces SFAS No. 132, and requires certain additional disclosures that become effective for fiscal years ending after and interim periods beginning after December 15, 2003.


FINANCIAL CONDITION

Credit Ratings
--------------

As of December 31, 2003, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility                       S&P         Moody's         Fitch
------------------------------------------------------------------------
Laclede Gas First Mortgage Bonds        A             A3             A+
Laclede Gas Commercial Paper           A-1           P-2

The Utility's ratings are investment grade, and the Utility believes that it has adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.


Cash Flows
----------

Laclede Gas' short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the gap between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas, variations in the timing of collections of gas cost under the Utility's PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year, and can cause significant variations in the Utility's cash provided by or used in operating activities.

Cash used in operating activities for the quarter ended December 31, 2003 was $16.6 million, a $25.6 million decrease compared with the same period last year. The decrease in cash used in operating activities was primarily attributable to variations in the timing of collections of gas cost under the PGA Clause and changes in the cost of natural gas in storage.

Cash used in investing activities for the quarter ended December 31, 2003 was $12.4 million compared with $11.7 million for the quarter ended December 31, 2002. Cash used in investing activities primarily reflected Utility construction expenditures in both periods.

Cash provided by financing activities was $29.4 for the quarter ended December 31, 2003 compared with $55.8 million for the quarter ended December 31, 2002. Cash provided by financing activities was primarily due to additional short-term borrowings in both periods.


Liquidity and Capital Resources
-------------------------------

Short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks. Laclede Gas currently has lines of credit in place of up to $290 million, including a seasonal line of $25 million expiring February 13, 2004. Including borrowing from Laclede Group, Laclede Gas' short-term borrowing during the quarter peaked at $274.7 million. Short-term borrowings outstanding at December 31, 2003 were $265.6 million at a weighted average interest rate of 1.25%. Based on short-term borrowings at December 31, 2003, a change in interest rates of 100 basis points would increase or decrease pre-tax earnings and cash flows by approximately $2.7 million on an annual basis.

Most of Laclede Gas' lines of credit include a covenant limiting total debt, including short-term debt, to no more than 70% of total capitalization. On December 31, 2003, total debt was 65% of total capitalization.

Laclede Gas has on file a shelf registration on Form S-3. Of the $350 million of securities originally registered under this S-3, $270 million of debt securities remained registered and unissued as of December 31, 2003. The MoPSC authorization for issuing securities registered on this Form S-3 expires October 31, 2006. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

At December 31, 2003, Laclede Gas had fixed-rate long-term debt totaling $260 million, including a $50 million 6 5/8% issue callable in June 2004 and a current portion of $25 million scheduled to mature in November 2004. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Utility construction expenditures were $11.2 million for the three months ended December 31, 2003, compared with $11.4 million for the same period last year.

Capitalization at December 31, 2003, excluding current obligations of long-term debt, decreased $14.0 million since September 30, 2003 and consisted of 54.5% common stock equity, .2% preferred stock and 45.3% long-term debt.

It is management's view that the Company has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

The seasonal nature of Laclede Gas' sales affects the comparison of certain balance sheet items at December 31, 2003 and at September 30, 2003, such as Accounts Receivable - Net, Gas Stored Underground, Notes Payable, Accounts Payable, Regulatory Liabilities, and Advance Customer Billings.


Market Risk
-----------
Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility's use of natural gas financial instruments are allowed to be passed on to the Utility's customers through the operation of its Purchased Gas Adjustment Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At December 31, 2003, the Utility held approximately 10.9 million MmBtu of futures contracts at an average price of $5.33 per MmBtu. Additionally, approximately 8.1 million MmBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through October 2004.


Environmental Matters
---------------------

Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Company's financial position and results of operations. As these laws, regulations, and their interpretation evolve, however, additional costs may be incurred.

With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of December 31, 2003, Laclede Gas has paid or reserved for these actions. If regulators require additional actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in and is presently owned by the City of St. Louis, Missouri. The City of St. Louis has separately authorized a developer to prepare both a Remedial Action Plan (RAP), for submission to the VCP, and a site development plan. Laclede Gas is engaged in ongoing meetings with the developer to determine what role, if any, it might play in these efforts. Laclede Gas continues to evaluate other options as well, including, but not limited to, the submission of its own RAP to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $650,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.

Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' rates.

Laclede Gas has been advised that a third former manufactured gas plant site may require remediation. Laclede Gas does not, and for many years has not, owned this site. At this time it is not clear whether Laclede Gas will incur any costs in connection with environmental investigations or remediation at the site, and if it does incur any costs, what the amount of those costs would be.

While the scope of costs relative to the Shrewsbury site will not be significant, the scope of costs relative to the other sites is unknown and may be material. Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, since the scope of costs are unknown and may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.


OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.




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